# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stronghold Digital Mining, Inc., CIK 0001856028
CUSIP: 86337R202
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 595 Madison Avenue, 28th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001140361-22-035209
Filed by CIK 0001886630
Persons authorized to receive notices and communications: Gregory A. Beard, Stronghold Digital Mining, Inc., 595 Madison Avenue, 28th Floor, New York, New York (NY), 10022, (845) 579-5992

## Reporting persons
- Q Power LLC (CIK 0001886630): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregory A. Beard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William B. Spence: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Stronghold Digital Mining, Inc.
Address of issuer's principal executive offices: 595 Madison Avenue, 28th Floor, New York, New York (NY), 10022
Comment:
Explanatory Note

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D (the "Original Schedule 13D") filed on September 29, 2022, as amended by Amendment No. 1 to Schedule 13D filed on April 21, 2023 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed on August 23, 2024 ("Amendment No. 2" and, together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"). The Filing Parties (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022 pursuant to Rule 13d-1(d) of the Act. Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

Equity Issuances

On November 7, 2022, Mr. Beard agreed to separate his $600,000 annual salary to a cash salary of $58,500 per year and $541,500 in equity compensation. In 2024, to comply with minimum wage laws, Mr. Beard's cash salary was moved to $62,400, with the remaining $537,600 paid in equity compensation. Mr. Beard received shares of Class A Common Stock representing the equity portion of his salary as set forth below:

Equity Award Period Date Number of Shares Acquired Total Price
Q3 2024 October 9, 2024 27,372 $ 135,375.00
Q4 2024 January 10, 2025 28,028 $ 135,375.00

On December 23, 2024, Mr. Beard received a year-end bonus of $600,000 paid in 119,047 fully vested shares of Class A Common Stock.

On March 11, 2025, Mr. Beard was granted 500,000 Interim RSUs.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The response to Item 3 of this Amendment No. 3 is incorporated by reference herein. The Class A Common Stock described in this Amendment No. 3 was acquired for investment purposes.

The Merger

As previously disclosed, on August 21, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Initial Merger Agreement") with Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) ("Bitfarms" or "Parent"), Backbone Mining Solutions LLC, a Delaware limited liability company and a wholly-owned, indirect subsidiary of Parent ("BMS"), and HPC & AI Megacorp, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of BMS ("Merger Sub"), which was amended by amendment no. 1 thereto dated as of September 12, 2024 (the "Merger Agreement Amendment" and, together with the Initial Merger Agreement, the "Merger Agreement").

On February 27, 2025, a special meeting of stockholders of the Issuer was held (the "Special Meeting"). At the Special Meeting, the proposal to adopt the Merger Agreement was approved by the affirmative vote of the holders of at least a majority of the shares of Class A Common Stock and Class V Common Stock, voting together as a single class, outstanding as of the close of business on the record date of the Special Meeting.

On March 14, 2025, pursuant to the Merger Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware, the Issuer filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the separate corporate existence of Merger Sub ceased, and the Issuer continued as the surviving corporation of the Merger and as a wholly-owned, indirect subsidiary of Parent.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the Initial Merger Agreement is filed as Exhibit F to Amendment No. 2 and incorporated by reference herein, and a copy of the Merger Amendment is filed as Exhibit H hereto and incorporated by reference herein.

Immediately prior to the Effective Time (as defined in the Merger Agreement), pursuant to the terms of the Merger Agreement, the Issuer required each member of Stronghold LLC to effect an exchange of all outstanding LLC Units held by such member together with the surrender for cancellation of a corresponding number of shares of Class V Common Stock for shares of Class A Common Stock, pursuant to which the Filing Parties acquired 2,405,760 shares of Class A Common Stock and disposed of 2,405,760 shares of Class V Common Stock and 2,405,760 LLC Units. At the Effective Time, the Issuer merged with and into Merger Sub with the Issuer continuing as the surviving corporation, and (i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive 2.52 Parent Common Shares, with any fractional shares paid out in cash (the "Merger Consideration"), and (ii) each unvested Interim RSU was assumed by Parent and converted into a Parent restricted stock unit on the same terms and conditions as such Interim RSU, with the right to receive, upon vesting, 2.52 Parent Common Shares, and (iii) Parent and Mr. Beard entered into a Warrant Cancellation Agreement, dated March 14, 2025 (the "Warrant Cancellation Agreement"), pursuant to which 160,241 Issuer Warrants held by Mr. Beard will be cancelled upon delivery by Parent of Parent Common Shares having a value equal to $1,713,085.22 in consideration of Mr. Beard's severance and warrant cancellation. The common shares having value equal to $1,713,085.22 are expected to be delivered to the reporting person upon the completion of a six month consulting agreement. Pursuant to the terms of the Warrant Cancellation Agreement, Mr. Beard may not exercise any rights pursuant to the Issuer Warrants he holds pending delivery of the Parent Comment Shares, including any conversion, voting or dispositive rights.

The foregoing description of the Merger Agreement and the Warrant Cancellation Agreement and the transactions contemplated thereby is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Warrant Cancellation Agreement. A copy of the Initial Merger Agreement is filed as Exhibit F to Amendment No. 2 and incorporated by reference herein, and a copy of the Merger Agreement Amendment is filed as Exhibit J hereto and incorporated by reference herein. A copy of the Warrant Cancellation Agreement is filed as Exhibit K hereto and incorporated by reference herein.

Voting Agreement

At the Effective Time, the Voting Agreement was terminated in accordance with its terms. The foregoing description of the Voting Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit G to Amendment No. 2 and incorporated by reference herein.

Deregistration of Shares

The Class A Common Stock was suspended from trading on Nasdaq at the close of business on March 14, 2025, and Nasdaq has filed with the Securities and Exchange Commission ("SEC") a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 25 to delist and deregister the Class A Common Stock from Nasdaq (the "Form 25"). In addition, in connection with the consummation of the Merger and upon effectiveness of the Form 25, the Issuer intends to file with the SEC a certification and notice of termination of registration on Form 15 with respect to the Class A Common Stock, requesting that the Class A Common Stock be deregistered under Section 12(g) of the Exchange Act and that the reporting obligations of the Issuer with respect to the Class A Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference herein
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, none of the Filing Parties have effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by Q Power is governed by its limited liability company agreement and limited liability regulations, as applicable, and such dividends or proceeds may be distributed with respect to such membership interests.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Merger, as of March 14, 2025, each of the Filing Parties ceased to be the beneficial owner of more than 5% of the Class A Common Stock or the Class V Common Stock. Accordingly, the filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Filing Parties.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 3 and Item 4 of this Amendment No. 3 are incorporated by reference herein.

All descriptions of documents contained in this Amendment No. 3 are qualified in their entirety to the full text of such documents. Each of the exhibits to this Amendment No. 3 referred under Item 7 below is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit J Amendment No. 1 to Agreement and Plan of Merger, dated as of September 12, 2024, by and among Stronghold Digital Mining, Inc. Bitfarms Ltd., Backbone Mining Solutions LLC and HPC & AI Megacorp, Inc.

Exhibit K Warrant Cancellation Agreement, dated as of March 14, 2025, by and between Bitfarms Ltd. and Gregory A. Beard

## Signatures
- Q Power LLC: /s/ Matthew Usdin, Attorney-in-Fact, Gregory A. Beard/Managing Member (03/19/2025)
- Q Power LLC: /s/ Matthew Usdin, Attorney-in-Fact, William B. Spence/Managing Member (03/19/2025)
- Gregory A. Beard: /s/ Matthew Usdin, Attorney-in-Fact, Gregory A. Beard/Managing Member (03/19/2025)
- William B. Spence: /s/ Matthew Usdin, Attorney-in-Fact, William B. Spence/Managing Member (03/19/2025)